February 19, 2010

VIA EDGAR

Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549-4720

Re:	Dimensional Investment Group Inc.—Registration Statement on Form N-14 (File No. 033-33980; 811-6067)

Dear Ms. Stout:

We are responding to your comments, provided via telephone on February 2, 4, and 18, 2010, to Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned registration statement (the “Registration Statement”), which was filed by Dimensional Investment Group Inc. (the “Registrant”) on January 22, 2010.  Each of your comments and the Registrant’s responses thereto are set forth below, except as noted.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments on or changes to disclosure in response to Staff comments on the Registration Statement do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States with respect to the Registration Statement.

U.S. Securities and Exchange Commission
February 19, 2010

1. 2.
The NAST analysis, which had been filed as EDGAR correspondence on January 15, 2010 on behalf of the Registrant, has been reviewed by the Office of Chief Accountant (the “OCA”), and the OCA has no comments on it.

The pro forma financial statements included in the Registration Statement should be amended to refer investors to the Schedule of Investments and financial statements of the Series.

Response:  The following underlined disclosure will be inserted into the introductory paragraph of Appendix I to the Registration Statement (which will become three paragraphs):

The following audited pro forma combining financial statements are intended to show the financial condition and related results of operations resulting from the merger of the U.S. Large Company Portfolio (the "Target Fund"), a series of DFA Investment Dimensions Group Inc. (the "Fund"), with the U.S. Large Company Institutional Index Portfolio (the "Acquiring Fund"), a series of Dimensional Investment Group Inc., as if the merger occurred on the date presented.

Each of the Target Fund and the Acquiring Fund (together, the "Funds") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company.  The Funds invest substantially all of their assets in The U.S. Large Company Series (the "Series"), a series of The DFA Investment Trust Company, which is an open-end investment company.  The Series has the same investment objective as the Funds.  The financial statements of the Series, including the Schedule of Investments, are included in the annual reports of the Funds, dated October 31, 2009, which are incorporated by reference into this Registration Statement, and should be read in conjunction with the Funds' financial statements.

Please see the accompanying notes for additional information about the audited pro forma financial statements.

3.
In the response to Comment #5, contained in the January 22, 2010 EDGAR correspondence that accompanied the filing of the Amendment, it was explained that it was probable that the Advisor would pay the costs of the Reorganization, pursuant to the operation of the Expense Assumption Agreement.  If there is any possibility that the Target Fund will be paying any Reorganization costs, these costs should be disclosed in the Registration Statement.

Related to this, the Registration Statement discloses that, among other benefits of the Reorganization, it is expected that there will be cost savings that will be enjoyed by the Target Fund shareholders.1  If it is anticipated that the Target Fund will be paying

1	The Registration Statement discloses, at page 1:

Cost Savings.  The Target Fund presently pays an administrative fee of 0.095 of 1% to Dimensional for the administrative services that Dimensional provides to the Target Fund, and by investing in the Master Fund, pays a management fee of .025 of 1% to Dimensional, for a total fee of 0.12 of 1%.  The Acquiring Fund pays an administrative fee of 0.05 of 1% to Dimensional for the administrative services that Dimensional provides to the Acquiring Fund, and by investing in the Master Fund, pays a management fee of 0.025 of 1% to Dimensional, for a total fee of 0.075 of 1%.  The proposed Reorganization will result in a lower administrative fee for the shareholders of the Target Fund, and the total fee investors will pay as investors in the Fund will decrease by 0.045 of 1%, from 0.12 of 1% to 0.075 of 1%.

U.S. Securities and Exchange Commission
February 19, 2010

certain of the Reorganization expenses, and as a result, the shareholders will not immediately realize the reduced expense ratio, this should be disclosed in the Registration Statement.  However, if it is certain that the Expense Assumption Agreement will be applicable (for example, if the Fund currently is above the Annualized Expense Ratio in the Expense Assumption Agreement) or the amount of the costs that the Target Fund will pay is not material, given the size of the Fund and the fact that Dimensional will pay nearly all of the costs of the Reorganization, then it is not necessary to revise the Registration Statement.

Response:  It is expected that the Reorganization costs will be paid by Dimensional.

4.	Confirm that the costs of the Reorganization are subject to the Expense Assumption Agreement.

Response:  The costs of the Reorganization are subject to the Expense Assumption Agreement.

5.	The Staff reminds the Registrant that, following the completion of the Reorganization, the Target Fund’s series and class identifiers should be marked as inactive.

Response:  The Registrant will make the necessary filings with the SEC at the appropriate time following the closing of the Reorganization to indicate that the Target Fund’s series and class identifiers are inactive.

6.	The second footnote to the fee table discloses the following:

**
Pursuant to the Expense Assumption Agreement for the Target Fund, Dimensional has agreed to waive its administration fee and to assume the Target Fund’s direct and indirect expenses (including the expenses the Target Fund bears as a shareholder of the Master Fund) to the extent necessary to limit the expenses of the Target Fund to 0.15% of the Target Fund’s average net assets on an annualized basis …  The Target Fund is not obligated to reimburse Dimensional for fees previously waived or expenses previously assumed by Dimensional more than thirty-six months before the date of such reimbursement.

U.S. Securities and Exchange Commission
February 19, 2010

Amend the footnote to state the period for which the Expense Assumption Agreement for the Target Fund is in place.

Response:  The following sentence will be inserted at the end of the second footnote:

The Expense Assumption Agreement will remain in effect for a period of one year, from March 1, 2010 to March 1, 2011, and shall continue in effect from year to year thereafter unless terminated by DFAIDG or Dimensional.

7.	With respect to the capitalization table, there should be an additional column in the table that reflects the adjustment for the shares that will be issued in the Reorganization.

Response:  A third column will be inserted in the capitalization table on page 11 in the Registration Statement, between the column presently labeled “Acquiring Fund” and “Pro Forma—Acquiring Fund after Reorganization,” titled “Pro Forma Adjustments,” which will present the following information:

Pro Forma
Adjustments
____

(244,378,164)
____

8.
With respect to the Pro Forma Notes to Combining Financial Statements (the “Notes”) and its Note 1, there is a description of the Acquiring Fund, but there is not a description of the Target Fund.2  Include a description of the Target Fund in Note 1.  For purposes of the information that should be disclosed in the Notes, the Registrant should refer to the Investment Company Institute’s March 1, 2004 white paper titled “Fund Mergers” (the “White Paper”).

Response:  The Registrant notes that the White Paper recommends3 that the Target Fund should be described in the Notes disclosing the basis of the consolidation.  The Registrant

2	Note 1 presently discloses:

1) Description of the Acquiring Fund

The U.S. Large Company Institutional Index Portfolio (“Acquiring Fund” or “Portfolio”), a portfolio of Dimensional Investment Group Inc. (the “Fund”), is an open-end management investment company registered under the Investment Company Act of 1940, whose shares are offered to institutional investors, retirement plans and clients of registered investment advisors.  The Acquiring Fund invests substantially all of its assets in The U.S. Large Company Series (“Series”), a corresponding series of The DFA Investment Trust Company.

3	See the White Paper, at page 5:

The notes to the pro forma financial statements should disclose the basis of the consolidation, security valuation, capital share information and tax information.  The basis of the consolidation should describe the Acquiring and Target Funds, the period of the financial statements, the assumed date of the combination for purposes of the Pro Forma financial statements, and whether the combination is tax-free.  (Emphasis added.)

U.S. Securities and Exchange Commission
February 19, 2010

respectfully directs the SEC staff to the first sentence of Note 2 of the Notes (titled “Basis of Combination”), which states:

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of the U.S. Large Company Portfolio (“Target Fund”), a portfolio of DFA Investment Dimensions Group Inc., by the Acquiring Fund, for the year ended October 31, 2009.  (Emphasis added.)

9.	Under Note 2, Basis of Combination, there should be a statement that the Reorganization will be a tax-free combination.

Response:  The Registrant respectfully directs the SEC staff to the first sentence of the second paragraph of Note 2, which states:

Under the terms of the Agreement and Plan of Reorganization, the combination of the Target Fund and the Acquiring Fund will be accounted for by the method of accounting for tax-free mergers of investment companies.

10.
Refer to the White Paper for a description of additional information that should be included in the Notes.  There should be a general description of the master-feeder structure, along with a description of the feeder funds’ ownership of the master fund’s shares at the reporting date.

Response:  The following disclosure will be included as the penultimate paragraph of Note 2:

Each of the Target Fund and the Acquiring Fund utilizes the master feeder structure and seeks to achieve its investment objective by investing substantially all of its investable assets in the Series.  As of October 31, 2009, the Target Fund and the Acquiring Fund owned 100% of the Series’ outstanding shares.

Please also see the response to Comment 2 above.

11.	There should be a description of accounting valuation in the Notes that describes how the Master Fund values its securities.

Response:  The following disclosure will be inserted, following the first sentence of Note 3, “Significant Accounting Policies”:

U.S. Securities and Exchange Commission
February 19, 2010

Securities held by the Series (including over-the-counter securities) are valued at the last quoted sale price of the day.  Securities held by the Series that are listed on Nasdaq are valued at the Nasdaq Official Closing Price (“NOCP”).  If there is no last reported sale price or NOCP for the day, the Series values the securities at the mean of the most recent quoted bid and asked prices.  Price information on listed securities is taken from the exchange where the security is primarily traded.  Generally, securities issued by open-end investment companies are valued using their respective net asset values or public offering prices, as appropriate, for purchase orders placed at the close of the New York Stock Exchange (NYSE).

Securities for which no market quotations are readily available (including restricted securities), or for which market quotations have become unreliable, are valued in good faith at fair value in accordance with procedures adopted by the Board of Directors/Trustees.  Fair value pricing also may be used if events that have a significant effect on the value of an investment (as determined in the discretion of Dimensional’s Investment Committee) occur before the net asset value is calculated.  When fair value pricing is used, the prices of securities used by the Series may differ from the quoted or published prices for the same securities on their primary markets or exchanges.

Futures contracts held by the Series are valued using the settlement price established each day on the exchange on which they are traded.

12.
With reference to Note 4, the Registration Statement should state the total number of shares of the combined fund and the total amount of Acquiring Fund shares that will be issued to the Target Fund in the Reorganization.

Response:  The following sentence will be inserted as the last sentence of Note 4:

It is contemplated that 244,378,164 shares will be issued to the Target Fund shareholders in the Reorganization, and the Acquiring Fund, following the Reorganization, will have 429,508,168 shares.

* * * * * *

U.S. Securities and Exchange Commission
February 19, 2010

     Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8027.

                    Best regards,

/s/Mark A. Sheehan
Mark A. Sheehan, Esq.

cc:	Ms. Linda Stirling
U.S. Securities and Exchange Commission
Valerie A. Brown, Esq.
Brett Agnew, Esq.
Dimensional Fund Advisors LP
Jana L. Cresswell, Esq.